Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS FIRST QUARTER 2022 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – FIRST QUARTER 2022

●	Revenue increased 23.4% (or 21.5% organically) to $446.1 million
●	Adjusted EBITDA was $244.9 million and Adjusted EBITDA margin was 54.9%
●	Profit for the period was $16.9 million
●	Cash from operations was $166.6 million
●	Recurring Levered Free Cash Flow (“RLFCF”) was $87.1 million
●	Completed the acquisition of São Paulo Cinco Locação de Torres Ltda. (“SP5”), a Grupo Torresur (“GTS”) portfolio company comprising of 2,115 towers on March 17, 2022

London, United Kingdom, May 17, 2022. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count, today reported financial results for the first quarter ended March 31, 2022.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We had another strong quarter, with Revenue, Adjusted EBITDA, and RLFCF all above our own internal expectations, as well as consensus estimates, and we are now tracking towards the higher end of our initial 2022 revenue and adjusted EBITDA guidance, excluding the benefit from adding in our pending deal in South Africa that we expect to close imminently.

Including the approximately 5,700 towers subject to the imminent completion of our pending deal in South Africa, IHS will own nearly 39,000 towers across 11 countries, making us the 3rd largest independent multinational tower company by tower count. This geographic scale helps diversify our revenue stream, and also positions us in some of the largest emerging markets in the world, including the three largest countries in Africa by GDP – Nigeria, South Africa, and Egypt; and Brazil, which is the largest Latam country by GDP.

In Brazil specifically, we are now the 3rd largest tower operator in the region by tower count after entering the market just over two years ago, and we complimented our tower footprint with the acquisition of I-Systems late last year – a fiber network that we think will become of increasing strategic value with the adoption of 5G. In total, our Latam business generated $119 million of annualized Adjusted EBITDA in 1Q22 including a full quarter pro forma contribution from GTS SP5.

Separately, we have begun working on a plan that we internally refer to as “Project Green” to identify areas where we can further reduce our consumption of diesel as this is the right thing to do both from a sustainability and cost savings perspective. We are excited about the work done to date and look forward to sharing the details with you later this year in the fall.

Lastly, you may recall that our Shareholders Agreement with our pre-IPO shareholders is structured in a manner that enables shares held by these locked-up shareholders to be released from lock-up in blocks every 6 months beginning in mid-April 2022, although for the first three blocks, such sales would need to be undertaken through a registered offering. Having considered, among other things, the current market and trading conditions, including investor feedback on our low free float and trading liquidity post-IPO, our board sub-committee has, in accordance with the terms of the Shareholders Agreement, elected to exercise its right to waive the requirement for the first block of shares, including the MTN priority right shares, to be sold via a registered offering only. This includes up to approximately 78.2 million shares subject to the SHA, comprising 61.6 million Block A shares plus 16.6 million MTN priority right shares, and is effective from May 17, 2022. In theory, the waiver may increase available liquidity in our traded stock, if such shareholders chose to trade in their shares, although some may also be subject to restrictions given their affiliate status, whom we believe currently hold approximately 61 million shares of the 78.2 million shares.”

RESULTS FOR THE FIRST QUARTER 2022

The table below sets forth select unaudited financial results for the quarters ended March 31, 2022 and March 31, 2021:

	Three months ended
	March 31,	March 31,
	2022	2021	Change
	$’000	$’000%

Revenue	446,132	361,650	23.4
Adjusted EBITDA(1)	244,872	215,023	13.9
Profit/(loss) for the period	16,916	(29,053)	n/a
Cash from operations	166,607	201,586	(17.4)
RLFCF(1)	87,060	70,778	23.0

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures.

Results/comparison of three months ended March 31, 2022 versus 2021

During the first quarter of 2022, revenue was $446.1 million compared to $361.7 million for the first quarter of 2021, an increase of $84.5 million, or 23.4%. Organic growth was $77.6 million, or 21.5%. Organic growth was driven primarily by escalators, power indexation, foreign exchange resets, and lease amendments, as well as new sites and new colocations. Aggregate inorganic revenue growth was $19.3 million or 5.3% for the three month period ended March 31, 2022. The increase in organic revenue in the period was partially offset by a negative 3.4% movement in foreign exchange rates of $12.4 million.

Adjusted EBITDA was $244.9 million for the first quarter of 2022 compared to $215.0 million for the first quarter of 2021. Adjusted EBITDA margin for the first quarter of 2022 was 54.9%. The increase in Adjusted EBITDA primarily reflects the aggregate impact of the increase in revenue discussed above partially offset by increases in cost of sales including higher power generation costs and administrative expenses.

Profit for the period was $16.9 million for the first quarter of 2022 compared to loss of $29.1 million for the first quarter of 2021. The profit for the period reflects the aggregate impact of the increase in revenue discussed above partially offset by an increase in cost of sales, including higher power generation costs and increased administrative expenses. This is offset by a decrease in net finance cost.

Cash from operations and RLFCF for the first quarter of 2022 were $166.6 million and $87.1 million, respectively, compared to $201.6 million and $70.8 million, respectively, for the first quarter of 2021. The decrease in cash from operations primarily reflects the aggregate impact of the increases in cost of sales, administrative expenses and decrease in net working capital offset by increase in revenue discussed above. The increase in RLFCF is due to an increase in operating profit before working capital as a result of an increase in revenue offset with increase in cost of sales, including higher power generation costs and increased administrative expenses as well as a decrease in interest paid due to a change in timing of bond coupon payments post our November 2021 bond refinance. This positive impact however is reduced by higher maintenance capital expenditure, higher lease payments to support growth and higher taxes due to expiring tax credits.

Segment results

Revenue and Segment Adjusted EBITDA:

Revenue alongside Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows:

	Revenue			Adjusted EBITDA
	Three months ended			Three months ended
	March 31,	March 31,		March 31,	March 31,
	2022	2021	Change	2022	2021	Change
	$'000	$'000%		$'000	$'000%

Nigeria	320,656	261,253	22.7	203,019	179,923	12.8
Sub-Saharan Africa	85,628	83,170	3.0	46,999	48,619	(3.3)
MENA	8,615	6,724	28.1	3,618	3,057	18.3
Latam	31,233	10,503	197.4	22,113	7,470	196.0
Other	—	—	—	(30,877)	(24,046)	(28.4)
Total	446,132	361,650	23.4	244,872	215,023	13.9

Nigeria

Revenue for our Nigeria segment increased by $59.4 million, or 22.7%, to $320.7 million for the three month period ended March 31, 2022, compared to $261.3 million for the three month period ended March 31, 2021. Year-on-year revenue for the three month period ended March 31, 2022 increased organically by $70.5 million, or 27.0%, driven by an increase in escalations, power indexation, and foreign exchange resets. Tenants also increased by 1,062, including Tenants from 244 net new sites, while Lease Amendments increased by 8,311. Aggregate increases of $70.5 million in organic revenue were partially offset by the impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $11.1 million.

Segment Adjusted EBITDA for our Nigeria segment was $203.0 million for the three month period ended March 31, 2022 compared to $179.9 million for the three month period ended March 31, 2021, an increase of $23.1 million, or 12.8%. The year-on-year increase is primarily due to an increase of $59.4 million of aggregate revenue and a $1.0 million decrease in administrative expenses included within Segment Adjusted EBITDA for the three month period ended March 31, 2022. This was offset by an increase in power generation cost of sales of $38.2 million and an increase in the cost of regulatory permits of $2.1 million.

Sub-Saharan Africa

Revenue for our Sub-Saharan Africa segment increased by $2.5 million, or 3.0%, to $85.6 million for the three month period ended March 31, 2022, compared to $83.2 million for the three month period ended March 31, 2021. Revenue increased organically by $3.0 million, or 3.6%, driven by escalations, new sites, and colocation of key customers. There has also been a net decrease in Tenants of 210, which includes the impact of net Churn of 813 Tenants not relating to Key Customers, of which 383 was churned in 3Q 2021 and 420 was churned in 4Q 2021. Revenue for our Sub-Saharan Africa segment also grew inorganically in the period by $1.4 million from the acquisition of a tower portfolio in Rwanda in April 2021 that added 162 towers and 283 Tenants. Revenue in the period was partially offset by the year-on-year negative impact of movements in foreign exchange rates of $1.9 million or 2.3%.

Segment Adjusted EBITDA for our Sub-Saharan Africa segment was $47.0 million for the three month period ended March 31, 2022 compared to $48.6 million for the three month period ended March 31, 2021, a decrease of $1.6 million. The decrease is primarily due to an increase in power generation and cost of regulatory permits of $0.9 million and $0.8 million respectively, alongside an increase of administrative expenses included within Segment Adjusted EBITDA of $1.8 million, offset by an increase in aggregate revenue of $2.5 million.

MENA

Revenue for our MENA segment increased by $1.9 million, or 28.1%, to $8.6 million for the three month period ended March 31, 2022, compared to $6.7 million for the three month period ended March 31, 2021. The number of towers in our MENA segment increased by 262, 193 of which are related to closing the third and fourth phases of the Kuwait acquisition in April and October 2021, respectively, 70 towers related to new sites constructed in the period and 1 churned in 1Q 2022. Revenue in our MENA segment for the three month period ended March 31, 2022, increased organically by $0.7 million or 10.7%, and grew inorganically in the period by $1.2 million, or 11.2%.

Segment Adjusted EBITDA for our MENA segment was $3.6 million for the three month period ended March 31, 2022 compared to $3.1 million for the three month period ended March 31, 2021, an increase of $0.6 million, or 18.3%. The increase is primarily due to an increase in revenue, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $0.7 million, and an increase in administrative expenses included within Segment Adjusted EBITDA of $0.6 million.

Latam

Revenue for our Latam segment increased by $20.7 million, or 197.4%, to $31.2 million for the three month period ended March 31, 2022, compared to $10.5 million for the three month period ended March 31, 2021. Revenue increased organically by $3.5 million, or 33.0%, driven by a net increase in Tenants of 579 and from increases through contractual CPI reset mechanisms. Revenue for our Latam segment grew inorganically in the period by $16.7 million, or 159.4%, which primarily includes the impact of 602 Towers and 705 Tenants added through the Centennial acquisition in Brazil and 2,115 Towers and 2,998 Tenants added through the GTS SP5 acquisition, which closed on March 17, 2022, as well as revenue from our fiber business, I-Systems. Revenue also increased by $0.5 million, or 5.0% as a result of the positive impact of movements in foreign exchange rates.

Segment Adjusted EBITDA for our Latam segment was $22.1 million for the three month period ended March 31, 2022 compared to $7.5 million for the three month period ended March 31, 2021, an increase of $14.6 million, or 196%. The increase is primarily due to an increase in revenue, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $2.8 million, and an increase in administrative expenses included within Segment Adjusted EBITDA of $3.2 million mainly as a result of an increase in tower repairs and maintenance and site rental.

INVESTING ACTIVITIES

During the first quarter of 2022, capital expenditures were $117.4 million compared to $94.2 million for the first quarter of 2021. The increase is primarily driven by the Sub-Saharan Africa segment, with an increase in New Site capital expenditures of $3.7 million and an increase in maintenance capital expenditures of $2.4 million. The increase was also driven by the Latam segment, with an increase in fiber business capital expenditure of $12.1 million due to the recent acquisition of I-Systems, offset by a decrease in build to suit expenditure of $2.9 million. This is offset by the decrease in Nigeria segment of $1.6 million.

On November 17, 2021, the Company signed an agreement with Mobile Telephone Networks Proprietary Limited (“MTN South Africa”) to acquire its tower portfolio comprising approximately 5,700 towers and for the provision of Managed Services to MTN South Africa at an additional of over 7,000 sites. The portfolio of approximately 5,700 sites currently has a colocation rate of 1.2x. Under the terms of the agreement, MTN South Africa will also provide a multi-year commitment for a portion of its new towers to be built by the Company. The consideration is ZAR6.4 billion on a debt-free and cash-free basis subject to customary post-closing price adjustments. The transaction will be financed through a combination of cash on hand and / or drawing on available facilities. The transaction is expected to close imminently subject to customary closing conditions. The Group expects to account for its acquisition as a business combination under IFRS 3.

On March 17, 2022, the Company (via its subsidiary IHS Brasil – Cessão de Infraestruturas S.A.) closed the transaction previously announced on January 21,2022 to acquire 100% of São Paulo Cinco Locação de Torres Ltda. (“SP5”), a Grupo Torresur (“GTS”) portfolio company. The SP5 portfolio included 2,115 towers across Brazil. The purchase price of the transaction, on a cash and debt free basis, was $315 million. The Company accounted for this acquisition as a business combination under IFRS 3.

FINANCING ACTIVITIES AND LIQUIDITY

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on March 31, 2022.

The Group ended the first quarter of 2022 with $3,060.3 million of total debt and $508.6 million of cash and cash equivalents.

Full Year 2022 Outlook Guidance

The following full year 2022 guidance is based on a number of assumptions that management believes to be reasonable and reflect the Company’s expectations as of May 17, 2022. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information. The Company’s outlook includes the impact of the GTS SP5 acquisition from March 17, 2022 onwards and now includes the impact from the MTN South Africa acquisition excluding power pass through revenue and assuming a June 1, 2022 close. Guidance does not include the newly established Egypt operations.

The Company’s outlook is based on the following assumptions:

●	Organic revenue Y/Y growth of approximately 15%
●	Average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2022 through December 31, 2022 for key currencies: (a) 432 Nigerian Naira; (b) 5.21 Brazilian Real (c) 0.90 Euros (d) 15.95 South African Rand
●	Oil assumed at $120 USD/bbl in Q2-Q4 2022
●	Build-to-suit of circa 2,350 sites of which ~1,250 sites in Nigeria and ~700 sites in Brazil

Metric	Range
Revenue	$1,875M - $1,895M
Adjusted EBITDA (1)	$1,005M - $1,025M
Recurring Levered Free Cash Flow (1)	$310M - $330M
Total Capex	$545M - $585M

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and RLFCF to (loss)/profit and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of RLFCF net movement in working capital, other non-operating expenses, and impairment of inventory.

Conference Call

IHS Towers will host a conference call on May 17, 2022 at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 664 1960 (U.S./Canada) or +44 20 3936 2999 (UK/International). The call passcode is 240597.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below:

●	JP Morgan 50th Annual Global TMT Conference (Boston, MA) - May 23-25, 2022
●	RBC Global Communications Infrastructure Conference (Denver, CO) - May 24-25, 2022
●	WIA Connect (X) (Denver, CO) - May 23-26, 2022
●	Cowen 50th Annual TMT Conference (New York) - June 1-2, 2022
●	Credit Suisse 24th Annual Communications Conference (New York) - June 14-15, 2022

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is a leading independent multinational telecommunications infrastructure provider of scale to solely focus on global emerging markets. The Company has nearly 39,000 towers pro forma across its 11 markets:  Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, including our anticipated results for the fiscal year 2022, industry and business trends, business strategy, plans, market growth and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;

●	regional or global health pandemics, including COVID 19, and geopolitical conflicts and wars, including the current situation between Russia and Ukraine;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our anticipated fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives including plans to reduce diesel consumption;
●	reliance on third-party contractors or suppliers, including failure or underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, due to supply chain issues or other reasons;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;

●	risks related to the markets in which we operate;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF INCOME/(LOSS) AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

	Three months period
	ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Revenue	446,132	361,650
Cost of sales	(247,867)	(189,193)
Administrative expenses	(90,562)	(68,041)
Reversal of loss allowance/(loss allowance) on trade receivables	2,468	(12)
Other income	1,170	3,788
Operating profit	111,341	108,192
Finance income	114,967	27,844
Finance costs	(192,212)	(150,374)
Profit/(loss) before income tax	34,096	(14,338)
Income tax expense	(17,180)	(14,715)
Profit/(loss) for the period	16,916	(29,053)
Profit/(loss) attributable to:
Owners of the Company	18,314	(28,704)
Non‑controlling interests	(1,398)	(349)
Profit/(loss) for the period	16,916	(29,053)
Income/(loss) per share—basic $	0.06	(0.10)
Income/(loss) per share—diluted $	0.05	(0.10)

Other comprehensive income:
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	129,674	(25,429)
Other comprehensive income/(loss) for the period, net of taxes	129,674	(25,429)
Total comprehensive income/(loss) for the period	146,590	(54,482)

Total comprehensive income/(loss) attributable to:
Owners of the Company	148,219	(54,259)
Non‑controlling interests	(1,629)	(223)
Total comprehensive income/(loss) for the period	146,590	(54,482)

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT MARCH 31, 2022 AND DECEMBER 31, 2021

	March 31,	December 31,
	2022	2021
	$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	1,816,547	1,708,834
Right of use assets	648,129	520,651
Goodwill	1,171,696	869,319
Other intangible assets	747,164	701,425
Fair value through other comprehensive income financial assets	11	11
Deferred income tax assets	8,438	11,064
Derivative financial instrument assets	56,100	165,100
Trade and other receivables	134,678	69,479
	4,582,763	4,045,883
Current assets
Inventories	39,626	42,022
Income tax receivable	260	128
Trade and other receivables	630,318	469,130
Cash and cash equivalents	508,609	916,488
	1,178,813	1,427,768
Total assets	5,761,576	5,473,651

LIABILITIES
Current liabilities
Trade and other payables	558,609	499,432
Provisions for other liabilities and charges	448	343
Derivative financial instrument liabilities	3,597	3,771
Income tax payable	69,427	68,834
Borrowings	257,461	207,619
Lease liabilities	54,806	50,560
	944,348	830,559
Non‑current liabilities
Trade and other payables	330	312
Borrowings	2,389,796	2,401,471
Lease liabilities	358,221	325,541
Provisions for other liabilities and charges	77,206	71,598
Deferred income tax liabilities	116,376	118,210
	2,941,929	2,917,132
Total liabilities	3,886,277	3,747,691

EQUITY
Stated capital	5,309,954	5,223,484
Accumulated losses	(2,840,331)	(2,860,205)
Other reserves	(735,648)	(780,272)
Equity attributable to owners of the Company	1,733,975	1,583,007
Non‑controlling interest	141,324	142,953
Total equity	1,875,299	1,725,960
Total liabilities and equity	5,761,576	5,473,651

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2021	4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
Share‑based payment expense	—	—	1,191	1,191	—	1,191
Total transactions with owners of the company	—	—	1,191	1,191	—	1,191
Loss for the period	—	(28,704)	—	(28,704)	(349)	(29,053)
Other comprehensive (loss)/income	—	—	(25,555)	(25,555)	126	(25,429)
Total comprehensive loss	—	(28,704)	(25,555)	(54,259)	(223)	(54,482)
Balance at March 31, 2021	4,530,870	(2,864,094)	(509,869)	1,156,907	13,993	1,170,900

Balance at January 1, 2022	5,223,484	(2,860,205)	(780,272)	1,583,007	142,953	1,725,960
Share‑based payment expense	—	—	4,024	4,024	—	4,024
Options converted to shares	86,470	—	(86,470)	—	—	—
Other reclassifications related to share based payment	—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the company	86,470	1,560	(85,281)	2,749	—	2,749
Profit/(loss) for the period	—	18,314	—	18,314	(1,398)	16,916
Other comprehensive income/(loss)	—	—	129,905	129,905	(231)	129,674
Total comprehensive income/ (loss)	—	18,314	129,905	148,219	(1,629)	146,590
Balance at March 31, 2022	5,309,954	(2,840,331)	(735,648)	1,733,975	141,324	1,875,299

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

	Three months ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Cash flows from operating activities
Cash from operations	166,607	201,586
Income taxes paid	(16,099)	(4,337)
Payment for rent	(2,543)	(1,845)
Refund/(payment) for tower and tower equipment decommissioning	138	(9)
Net cash generated from operating activities	148,103	195,395

Cash flow from investing activities
Purchase of property, plant and equipment—capital work in progress	(41,550)	(27,270)
Purchase of property, plant and equipment—others	(24,326)	(3,502)
Payment in advance for property, plant and equipment	(50,839)	(63,199)
Purchase of software and licenses	(288)	(250)
Consideration paid on business combinations, net of cash acquired	(317,379)	(77,219)
Proceeds from disposal of property, plant and equipment	93	667
Insurance claims received	1,150	6,513
Interest income received	3,128	983
Refund of short term deposits	51,460	—
Deposit of short term deposits	(121,599)	—
Net cash used in investing activities	(500,150)	(163,277)

Cash flows from financing activities
Bank loans received	54,679	—
Bank loans repaid	(36,667)	(11,953)
Fees on loans and derivative instruments	(2,860)	(4,452)
Interest paid	(54,098)	(64,960)
Payment for the principal of lease liabilities	(15,350)	(13,576)
Interest paid for lease liabilities	(6,694)	(4,944)
Initial margin received on non‑deliverable forwards	5,844	30,607
Initial margin deposited on non‑deliverable forwards	—	(11,902)
(Losses)/gains received on non‑deliverable forwards	(2,741)	26,861
Net cash used in financing activities	(57,887)	(54,319)

Net decrease in cash and cash equivalents	(409,934)	(22,201)
Cash and cash equivalents at beginning of period	916,488	585,416
Effect of movements in exchange rates on cash	2,055	(17,819)
Cash and cash equivalents at end of period	508,609	545,396

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Recurring Levered Free Cash Flow (“RLFCF”) and Consolidated RLFCF. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of its business)) to assess the performance of the business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and

●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, revenue withholding tax, income taxes paid, lease payments made, maintenance capital expenditures, and routine corporate capital expenditures.

We believe RLFCF are useful to investors because they are also used by our management for measuring our operating performance, profitability and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, in order to assess the long-term, sustainable operating performance of our business through an understanding of the funds generated from operations, we also take into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non- discretionary maintenance capital expenditures and routine corporate capital expenditures, to derive RLFCF. RLFCF provides management with a metric through which to measure how the underlying cash generation of the business by further adjusting for expenditures that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain non-cash items that impact profit/(loss) in any particular period.

RLFCF measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an RLFCF-related performance measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the long-term, sustainable operating performance of a business. We present RLFCF to provide investors with a meaningful measure for comparing our cash generation performance to those of other companies, particularly those in our industry.

RLFCF, however, are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing RLFCF as reported by us to RLFCF or similar measures as reported by other companies. RLFCF are unaudited and have not been prepared in accordance with IFRS.

RLFCF are not intended to replace profit/(loss) for the period or any other measures of performance under IFRS, and you should not consider RLFCF as an alternative to cash from operations for the period or other financial measures as determined in accordance with IFRS. RLFCF have limitations as analytical tools, and you should not consider these in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditures are not included;
●	some of the items that we eliminate in calculating RLFCF reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate RLFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on RLFCF.

Reconciliation from profit/(loss) for the period to Adjusted EBITDA (Unaudited)

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is profit/(loss) for the three months ended March 31, 2022 and 2021:

	Three months ended
	March 31,	March 31,
	2022	2021
	$'000	$'000

Profit/(loss)	16,916	(29,053)
Adjustments:
Income tax expense	17,180	14,715
Finance costs(a)	192,212	150,374
Finance income(a)	(114,967)	(27,844)
Depreciation and amortization	105,118	89,185
Impairment of withholding tax receivables(b)	14,787	15,091
Business combination transaction costs	8,360	1,235
Impairment of property, plant and equipment and prepaid land (c)	2,183	720
Net loss on disposal of property, plant and equipment	167	36
Share-based payment expense(d)	3,574	1,191
Insurance claims(e)	(1,150)	(3,788)
Listing costs	—	1,121
Other costs(f)	512	2,040
Other non-operating income and expenses	(20)	—
Adjusted EBITDA	244,872	215,023
(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended March 31, 2022 included professional costs related to SOX implementation. Other costs for the three months ended March 31, 2021 related to non-recurring professional costs related to financing.

Reconciliation from cash from operations to RLFCF (Unaudited)

The following is a reconciliation of RLFCF to the most directly comparable IFRS measure, which is cash from operations for the three months ended March 31, 2022 and 2021:

	Three months ended
	March 31,	March 31,
	2022	2021
	$'000	$'000

Cash from operations	166,607	201,586
Net movement in working capital	68,951	10,915
Reversal of loss allowance/(loss allowance) on trade receivables	2,468	(12)
Impairment of inventory	(138)	—
Income taxes paid	(16,099)	(4,337)
Revenue withholding tax(a)	(28,144)	(27,850)
Lease and rent payments made	(24,587)	(20,365)
Net interest paid(b)	(50,970)	(63,977)
Business combination transaction costs	8,360	1,235
Listing costs	—	1,121
Other costs(c)	512	2,040
Other non-operating income and expenses	(20)	—
Maintenance capital expenditure(d)	(39,592)	(29,328)
Corporate capital expenditures(e)	(288)	(250)
RLFCF	87,060	70,778

Non-controlling interest	(3,019)	(414)
Consolidated RLFCF	84,041	70,364
(a)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months ended March 31, 2022 included professional costs related to SOX implementation. Other costs for the three months ended March 31, 2021 related to non-recurring professional costs related to financing.
(d)	We incur capital expenditures in relation to the maintenance of our towers and fiber equipment, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.

(e)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.